Ausam Energy Corporation
1122 Fourth Street SW, Suite 1430
Calgary, Alberta T2R 1M1
Canada
May 13, 2008
Ms. Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549

Re:	Ausam Energy Corporation
Registration Statement on Form S-1
File No. 333-146853
Dear Ms. Parker:
     Ausam Energy Corporation (the “Company”) hereby requests acceleration of the effective date of its registration statement on Form S-1 (File No. 333-146853) to 5:00 a.m. E.D.T. on Tuesday, May 13, 2008 or as soon thereafter as practicable.
     The Company acknowledges that:
•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company understands that the Division of Enforcement has access to all information the Company provides to the staff of the Division of Corporation Finance in connection with their review of the Company’s filing or in response to the comments of the Division of Corporation Finance on the Company’s filing.
     If any additional information is needed in connection with this request for acceleration, please contact the undersigned at (832) 623-1296 or, in his absence, Richard G. Lummis, Vice

President, Compliance and Secretary of Ausam Energy Corporation, at (832) 678-2333 or (713) 305-6773.

Very truly yours,

AUSAM ENERGY CORPORATION

By	/s/ Mark G. Avery

Mark G. Avery
Chief Executive Officer and President